

November 4, 2024

Shane O'Kelly
Chief Executive Officer
Advance Auto Parts, Inc.
4200 Six Forks Road
Raleigh, NC 27609

> **Re: Advance Auto Parts, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2023**
> **File No. 001-16797**

Dear Shane O'Kelly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance